Exhibit 99.11

NICE Actimize Named Category Winner for Suitability in Inaugural 2022 WealthTech
Americas Awards

Focusing on behavioral intelligence, NICE Actimize’s Sales Practices & Suitability solution helps align investment recommendations to a customer’s suitability profiles

Hoboken, N.J, March 28, 2022 – NICE Actimize, a NICE (NASDAQ: NICE) business, was named the winner in the “Suitability” category by WealthTech Americas Awards 2022 for its SURVEIL-X Holistic Conduct Surveillance solution. Sponsored by WealthBriefing, a publication of Clearview Financial Media and a leading global provider of business intelligence in the private banking and wealth management space, the inaugural awards program rewards achievement, top-class performance, and innovation.

As judged by an expert panel drawn from the wealth management industry and members of the WealthBriefing editorial team, NICE Actimize emerged as the 2022 Suitability Winner in supporting wealth advisors and asset managers through the successful implementation of its holistic surveillance solutions offerings. According to WealthTech Americas judges, “In a comprehensive submission, NICE Actimize showed how it prioritized its investment in the Wealth Management and Suitability area, applying cloud, artificial intelligence and advanced analytics to solving critical needs. This was the stand-out submission in this category.”

“NICE Actimize is focused on the 'know your employee' and behavioral aspects of suitability, which brings both short-term and long-term benefits to advisors and management,” said Chris Wooten, EVP, NICE. “Firms can use our solutions to meet regulatory obligations while managing client abuse risk on a more holistic level to encourage improved customer relationships, all while building a robust suitability compliance program.”

“This year’s inaugural WealthTech Americas awards was a highly competitive launch addressing the most important wealth management concerns throughout the Americas,” said ClearView Financial Media’s CEO, and Publisher of WealthBriefing, Stephen Harris. “These awards recognize the strongest technology leaders in wealth management, with ‘independence’, ‘integrity’ and ‘genuine insight’ the watchwords of the judging process - the awards truly reflect excellence- and innovation in wealth management.”

FINRA’s Regulation Best Interest and Rule 2111 have significantly impacted the wealth management, retail trading, and insurance communities and increased demand for better supervision and surveillance emerged. As a result, wealth management firms sought ways to manage their advisors, serve their clients, and address regulatory requirements. The primary technology trend that emerged was a focus on "behavioral intelligence” which provides regulated firms with important insights into their employees’ behavior and helps firms be more proactive in detecting misconduct.

Using behavioral intelligence, NICE Actimize’s SURVEIL-X Suitability solution is more than just a client abuse detection tool. Serving wealth management and insurance customers, NICE Actimize’s Holistic Conduct Surveillance solution provides behavioral intelligence to the firm which can be used in determining both business strategies and in improving communications and relationships between internal advisors and their clients.

NICE Actimize’s SURVEIL-X Suitability solution has seen strong adoption over the past year both at mid-sized institutions and large-scale financial services organizations. The ease of deployment, enhanced by cloud technology and lowered costs, has made these technologies critical for wealth management teams.

NICE Actimize SURVEIL-X Suitability solution is part of the SURVEIL-X Holistic Conduct Surveillance platform and provides coverage for a broad range of sales practices issues, helping firms meet current global regulatory requirements and helping advisors align investment recommendations with client’s investment objectives and suitability profiles.

Previously, NICE Actimize won the 2021 WealthTech Asia for Suitability award, and the 2020 “Best Compliance” technology solutions provider award by WealthBriefing Europe, WealthTech Asia’s sister publication.

For more information on NICE Actimize’s SURVEIL-X solutions, please click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, cindy.morgan-olson@niceactimize.com, ET

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.